1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: Stewart L. Muglich Our File No.: 6694 001 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

September 20, 2007

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Michael Clampitt, Senior Attorney

Dear Mr. Clampitt:

RE:	Pure Pharmaceuticals Corporation – Amendment Number Four (4) to Registration Statement on Form SB-2 – Filed on September 20, 2007
File No. 333-134659

We act as counsel for Pure Pharmaceuticals Corporation (the "Company") and write in connection with the comment letter dated September 14, 2007 (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") commenting on the Form SB-2/A filed by the Company on September 7, 2007.  On behalf of the Company, we provide the following responses to your comments in conjunction with the Company's filing of an Amendment Number Four to Form SB-2/A addressing your comments on the date hereof.  For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

Summary, page 3

1.	Here and elsewhere throughout the prospectus, please revise to indicate that the agreement with Mr. Gordon is with a related party, not a third party.

The language in the prospectus referring to the DIN licence agreement with Mr. Gordon's company has been accordingly revised.

2.	Please disclose here and in the Business section specifically what Oxytetracycline is (e.g., an antibiotic) and what its main use is (e.g., what type of animals is it used for and for what purpose).

A brief description of Oxytetracycline and its applications has been accordingly added in both the "Summary" and the "Description of Business" sections.

3.	Disclose the date of your first sale and discuss why you believe sales have been so limited.

The respective dates of the two sales of Oxytetracycline effected by the Company and a discussion of the reasons for the limited sales have accordingly been added to the "Summary" and under "Plan of Operation - Milestones – Progress So Far".

Exhibit 23.1

4.
The auditor's report is dual dated for Notes 2(k), 5 and 7, on page 44 of the Form 10-K. The auditor's consent it dual dated for only Notes 2(k) and 7. Also, the auditor's consent states that the SB-2/A is dated September 6, 2007 when in fact the Form was filed on September 7, 2007. In your next amended filing, please provide an auditor's consent that provides information consistent with the auditor's report.

The auditor's consent has been accordingly amended and provided with the amended filing.

In light of the minor nature of these changes and subject to any comments from the SEC, we intend to request, on behalf of the Company, acceleration of the effective date of the pending registration statement. Consequently, we would be pleased if you could revert with your comments at your earliest convenience.

Concurrent with the filing of the amended SB-2/A on EDGAR, we are also forwarding via courier two blacklined copies of the same to your office.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:  /s/ Stewart L. Muglich
Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp